Exhibit 99.6

Highlander Silver Corp.

Management’s Discussion and Analysis (MD&A)

For the years ended

September 30, 2024 and September 30, 2023

Highlander Silver Corp.

Management’s Discussion and Analysis

For the year ended September 30, 2024 and September 30, 2023

This Management’s Discussion and Analysis (“MD&A”) of Highlander Silver Corp. (the “Company” or “Highlander”) provides information on the Company’s business activities, financial condition, financial performance, cash flows and outlook for the year ended September 30, 2024 and September 30, 2023, and to the date of this MD&A. The Company reports its financial position, financial performance and cash flows in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) in Canadian dollars, unless otherwise indicated. The first, second, third and fourth quarters of the Company’s fiscal years are referred to as “Q1”, “Q2”, “Q3”, and “Q4” respectively. The following information should be read in conjunction with the Company’s consolidated financial statements for the year ended September 30, 2024 and 2023 (the “Financial Statements”).

The Company’s main corporate strategy is to advance its mineral properties to a drill-ready stage and then conduct exploration and evaluation. The Company has not yet determined whether its mineral property interests contain mineral reserves that are economically viable. The Company’s continued operations, and the underlying value and recoverability of the amounts shown for mineral property interests, are entirely dependent upon the existence of economically recoverable mineral reserves of the Company and those in which it holds a mineral property or shareholder interest. The continued exploration and development of projects will depend on the Company’s ability to raise capital, primarily from the issuance of common shares.

Additional information regarding the Company is available on SEDAR+ at www.sedarplus.ca, and the Company’s website www.highlandersilver.com. This MD&A has been prepared effective as of January 28, 2025.

Cautionary Note Regarding Forward-looking Statements

This document includes certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. These statements appear in a number of places in this presentation and include statements made with respect to anticipated exploration and development activities. When used in this presentation words such as “intends”, “expects”, “will be”, “underway”, “targeted”, “planned”, “objective”, “expected”, “potential”, “continue”, “estimated”, “would”, “subject to” and similar expressions are intended to identify these forward-looking statements. Forward-looking statements in this presentation include, but are not limited to: statements regarding the future financial or operating performance of the Company, its subsidiaries and its projects, the future price of precious and base metals, the estimation of mineral resources, operating and exploration expenditures, costs and timing of development of new deposits, and costs and timing of future exploration.

Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, including risks related to the business of the Company; the ability of the Company to raise sufficient capital; general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of precious and base metals; accidents; global outbreaks and contagious diseases (including COVID-19); business and economic conditions in the mining industry generally; the supply and demand for labour and other project inputs; adverse claims made by local communities; changes in commodity prices; unanticipated exploration and development challenges (including failure of equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters); adverse weather conditions; political risk and social unrest; changes in interest and currency exchange rates; and the risks, uncertainties and other factors identified in the Company’s periodic filings with Canadian securities regulators.

These forward-looking statements were derived using numerous assumptions, including assumptions regarding general business and economic conditions; the Company’s ability to develop and maintain relationships with local communities; commodity prices; anticipated costs and expenditures; the Company’s ability to advance exploration efforts at San Luis and La Estrella; and the results of such exploration efforts. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward- looking statements. If we update any forward-looking statements, no inference should be drawn that we will make additional updates with respect to other forward-looking statements. All forward-looking statements contained in this presentation are expressly qualified in their entirety by this cautionary statement.

Highlander Silver Corp.

Management’s Discussion and Analysis

For the year ended September 30, 2024 and September 30, 2023

Mineral Properties and Company Update

San Luis

On May 23, 2024, the Company announced closing of the acquisition of the San Luis Project from SSR Mining Inc. (“SSR Mining”), pursuant to the share purchase agreement between the Company and SSR Mining dated November 29, 2023, as amended (the “SPA”). The project is located in the Ancash Department, which is well-known for mining in Peru with major past and present production from the Pierina gold mine and Antamina copper-zinc mine, respectively.

This transformational acquisition includes a historical Measured and Indicated resource of 348,000 ounces (oz) of gold (Au) grading 22.4 g/t Au, and 9,003,300 oz silver (Ag) grading 578.1 g/t Ag. The historical resource estimate was reported in the San Luis Technical Report (as defined below). The historical estimate was considered to be relevant and reliable for the purposes of the Company proceeding with the acquisition of the San Luis Project from SSR Mining as it provided an indication of the potential significance of the San Luis Project. The mineral resource models were developed based on samples obtained from 96 surface trenches (947m) and 136 drill holes (22,354m). Capping was used to reduce the influence of erratic high-grade values. Block grades were estimated using one-meter composites and inverse distance weighting. The historical estimate uses the categories set out in Sections 1.2 and 1.3 of NI 43-101. Additional work including some re-sampling of historical core and a review of the geological model will be necessary to verify the historical resource estimate. A qualified person has not done sufficient work to classify the historical estimate as current mineral resources and the Company is not treating the historical estimate as current mineral resources.

The historical mineral resource estimate is hosted within the Ayelen and Ines vein systems, and is open in multiple directions. Furthermore, there are multiple targets for growth on the property given limited and focused historical drilling, and undrilled targets supported by highly anomalous (> 4 g/t Au) trenching and rock samples. The extensive ground holding totaling 23,098 Ha has yet to be systematically explored with many structures that have not yet been sampled providing further exploration potential. Given this, Highlander will implement a comprehensive program of geological mapping and sampling to develop a technical assessment of the discovery potential before more focused exploration on the highest priority targets.

Community access agreements have been established by previous operators. As a new operator, the Company recognizes the opportunity to establish fresh long-term mutually beneficial relationships with the local communities and will strive to do this from the outset.

The Company acquired the San Luis Project for upfront cash consideration of US$5,000,000 and an additional US$37,500,000 in contingent cash consideration (the “Contingent Consideration”) upon completion of the following milestones in relation to the San Luis Project pursuant to the SPA:

(a)	US$1,250,000 after the commencement of an initial drilling program;
(b)	US$1,250,000 after the first anniversary of the commencement of an initial drilling program;
(c)	US$5,000,000 after the completion of a feasibility study;
(d)	US$10,000,000 after the beginning of commercial production;
(e)	US$10,000,000 after the first anniversary of commercial production; and
(f)	US$10,000,000 after the second anniversary of commercial production.

The Contingent Consideration is only accrued and payable if and when the above milestones are achieved.

Pursuant to the SPA, a 4% net smelter returns royalty (the “Royalty”) on the San Luis Project was granted to SSR Mining. At any time before the commencement of mine construction on the San Luis Project, the Company may buy back half of the Royalty for US$15,000,000, which if, exercised, would reduce SSR Mining’s royalty interest to 2%.

Highlander´s technical team commenced field reconnaissance of the San Luis Project during July 2024. Several targets were reviewed to understand mineralization types and structural settings. Fieldwork took place in the Miramar sector of the Cochabamba community.

Highlander Silver Corp.

Management’s Discussion and Analysis

For the year ended September 30, 2024 and September 30, 2023

Exploration Review

The Company is currently undertaking a review of prior exploration plans and targets, based on new integration and analysis of existing data, drill core review and field work, with updates to be announced in due course.

Opportunities

The Company believes there is exceptional growth and discovery potential beyond the Ayelen vein, with numerous veins undrilled and depth potential beyond 300m untested. In addition, the Company will be evaluating the polymetallic-silver and copper-molybdenum porphyry targets.

The Bonita vein system has limited drilling, with two historic drill holes including BOD-001, which returned 35.25 m of 5.54 g/t Au and 25.43 g/t Ag, from 19.1 m downhole, including 3.2 m @ 30.2 g/t Au and 114.8 g/t Ag. Au grades from historic drilling and trenching plus the strike length are similar to the Ayelén vein system. There is potential for stacked productive horizons at Bonita’s elevation in the Ayelen field. Future work will include detailed mapping and systematic channel sampling of the known mineralized structures and also prospecting work at the adjacent areas to follow up on and identify additional veins, with the final objective of defining drill targets.

Community Relations

On July 21, 2023, the Company signed an exploration agreement with the Cochabamba community. The agreement has a duration of 5 years. The Company has a permanent presence in the community of Cochabamba, carrying out informative meetings, and also promoting economic and cultural activities for all community members in the project area.

La Estrella

On August 10, 2021, the Company purchased from Minera Ares S.A.C. the Estrella 001 exploration concession located in the Huancavelica Department of central Peru for a cash payment of $3,701 (US$2,700), being payment of the administrative costs. Minera Ares retained a 2% NSR on metallic minerals production and Highlander Silver has a right to buy back the first 1% for US$200,000 and the second 1% for US$300,000, for a total of US$500,000. Subsequently, on September 10, 2021 Highlander´s local Peruvian subsidiary Minera CAPPEX S.A.C. closed the Transfer Agreement to acquire the 400 hectare, (untitled) Estrella 001 concession. The Company continued to monitor the surrounding area and on November 2, 2022, Minera CAPPEX S.A.C. filed a concession application for a key 200-hectare area contiguous with Estrella 001. Four other parties filed simultaneously. In accordance with Peruvian mining law, this triggered a state-run auction with closed envelope bids to decide which entity will be the holder of the mineral rights.

As announced by the Company on March 23, 2023, the Estrella 002 concession was acquired via auction with the Peruvian Mining Authority for consideration of US$31,000. The mining title was formally registered with the mining authority in Q4 2023. In addition, the Company acquired the La Estrella project data base including diamond drill core, assay results and laboratory certificates from Alianza Minerals Ltd. in consideration for the payment of $15,000 and the issuance of 75,000 common shares of Highlander Silver.

The La Estrella project is located in the Huancavelica Department, Central Peru, about 250 km ESE of Lima, on the eastern slope of the Western Cordillera. It is within the prolific Miocene polymetallic belt, approximately 34 km NNE of the Julcani Mine, which has produced over 105 million ounces of silver from high grade vein mineralization averaging 16 ounces per ton since production started by Buenaventura in 1953 (Hector Barrionuevo, Julcani – Mina emblematica de Minas Buenaventura con 63 años de operación. PERU XVIII Peruvian Geological Congress).

Mineralization at La Estrella occurs spatially and genetically associated with a sequence of volcanic and subvolcanic rocks, comprising coarse fragmental dome-diatreme andesite, massive porphyritic andesite and dacite dome facies, with late-stage emplacement of amygdaloidal, biotite-feldspar porphyritic lamprophyre dykes and sills. These rocks lie on the hanging wall of a west-dipping fault, against redbeds of the Permo-Triassic Mitu Formation.

From 2003 to 2012 a total of 8,500 m was drilled in 41 holes defining a NNE tabular, west dipping mineralized system approximately 1,800 m long north to south, up to 300 m wide east to west, and 200 m thick. The deposit, which is open to the north, south and also down dip to the west, consists of multi-episodic polymetallic (Ag-Au ±Pb ±Zn ±Cu) intermediate sulphidation epithermal mineralization that often starts in drill holes within a few metres from surface.

Highlander Silver Corp.

Management’s Discussion and Analysis

For the year ended September 30, 2024 and September 30, 2023

During Q2 2023, the Company developed 3D geological models of the (Ag-Au ±Pb ±Zn ±Cu) mineralization using the available drilling information and interpreted geological controls. Potential extensions to the mineralized envelopes have been used to outline a near surface exploration target of 15 to 35 Mt averaging between 50 and 60 g/t Ag, and 0.4 to 0.6 g/t Au containing some 25 to 60 Moz Ag and 0.2 to 0.7 Moz Au.

The potential quantity and grade of the exploration target was determined based on 3D geological models of the Ag-Au mineralization using the available drilling information and interpreted geological controls. The potential quantity and grade is conceptual in nature, there has been insufficient exploration to define a mineral resource, and more information and work is required to define a mineral resource. It is uncertain if this work will result in the target being delineated as a mineral resource.

Geological Model

During Q3 2023, the Company relogged drill core and conducted surface mapping to develop detailed geological model. The following understanding of controls on mineralization was developed as a key component of the model.

Hydrothermal alteration and mineralization at La Estrella are associated with a dacitic to andesitic dome complex intruded along transtensional zones, exploiting the rheologic contrast between limestones and red beds. The dome complex is more than 2 km long in the North to South direction and has a maximum width of 900 m, dipping about 35° West, and it is formed by numerous, irregular intrusion facies, where earlier basal facies are overlain by younger facies.

The dome complex is cut by NE faults producing uplifted and down dropped blocks, with maximum measured displacements of about 80 m. These faults probably acted simultaneously with dome emplacement, acting as upflow channels of the hydrothermal fluids, and exert control on the alteration and mineralization distribution.

Hydrothermal alteration is mostly hosted within the early facies of the dome complex, with a large, silicified core surrounded by strong quartz-sericite alteration and an outer halo of weaker illite-kaolinite or chlorite alteration. Hydrothermal alteration is pervasive affecting the vitreous-rich early dome facies and follows upflow channels through a set of North-South and Northeast structures.

The mineralization is found in disseminated and vein forms, associated with silicification and quartz-sericite alteration.

There are 2 stages of mineralization: 1. Early stage and 2. Epithermal stage.

1.	Early stage: Related to a late-stage magmatic derived, high temperature hydrothermal fluid, introduced into the dome complex shortly after emplacement, forming a large footprint of ~2,000 m x 600 m controlled by NE and N-S structures. Mineralization of Au±Cu±As is associated with medium-coarse pyrite, within veinlets, disseminated, cementing hydrothermal breccias or as quartz vein halos.

2.	Epithermal stage: Later than the Early stage, consists mainly of quartz with fine-grained dark sulphides (pyrite-Ag sulphosalts and scarce galena and chalcopyrite) with polymetallic mineralization of Ag±Au-Pb>Cu>Zn. The epithermal stage is commonly emplaced in discontinuous and thin structures, and as diffuse halos around early-stage pyrite, mainly related to NE upflow structures.

Proposed Drill Program

The understanding gained from development of the 3D geologic model enables targeting of the most prospective areas for economic mineralization. The upcoming drill program, if executed, will have two main objectives: a) expand the zone of known Ag-Au mineralization and b) target structurally favorable zones within the known mineralized domains for high grade feeder potential.

Drill Permits

The FTA (Ficha Técnica Ambiental) environmental instrument for La Estrella project was approved on March 26, 2024 by Resolution 167-2024 of the MINEM (Ministry of Energy and Mines). The FTA is initially active for a period of 14 months and the Company is allowed to build and drill 15 new drill pads within the authorized areas. All authorized exploration areas lie within the Los Andes Community with which the Company has an agreement in place.

Highlander Silver Corp.

Management’s Discussion and Analysis

For the year ended September 30, 2024 and September 30, 2023

The water permit request was presented on April 2, 2024 to the local water authority at Huancavelica and was granted on May 12, 2024. The water permit is valid through July 2025 and can be extended to July 2026. The final permit required, called the “Inicio de Actividades” (Start of Activities), is currently under evaluation by the Social Management Office of the Peruvian government, and the Company is expecting a resolution over the next few months. Originally all drill permits were anticipated by Q2 2024, with drill mobilization also anticipated in Q2 2024; however, due to delays in the permit concession, the drill program is also delayed until the “Inicio de Actividades” is granted. The Company is working closely with the Mining Authority to work through this process.

Community Relations

On October 2, 2023, the Company signed exploration agreements with the Los Andes community and with the agreements in place, the Company has access to the planned drill sites. On January 15, 2024 a two-year exploration agreement was also signed with the San Antonio de Añaylla community. The Company has a permanent presence in the communities, carrying out informative meetings, and also promoting economic and cultural activities for all community members in the project area.

Alta Victoria

Following a strategic review of the Company’s mineral project portfolio, and the need to focus resources on projects that have the highest probability of creating shareholder value, the decision was taken to allow the mining lease at Alta Victoria to lapse on December 4, 2023.

Politunche

Following a strategic review of the Company’s portfolio, and the decision to focus resources on the highest quality projects, the Company terminated its option to acquire a 100% interest in the Politunche project.

Subsequent Events

On October 22, 2024, the Company announced joining the Augusta Group of Companies, the appointment of Richard Warke as Director, Interim President and CEO of the Company, and the appointment of Messrs. Thomas Whelan, Jerrold Annett and Javier Toro as directors to serve on the Company’s Board with current director Federico Velásquez.

On January 7, 2025, the Company announced the appointment of Daniel Earle as President and Chief Executive Officer of the Company succeeding Richard Warke, Interim President and CEO, who will continue to serve on the Board of Directors alongside Messrs. Thomas Whelan, Jerrold Annett, Javier Toro and Federico Velásquez. Highlander further announced that, in addition to Mr. Earle, it had strengthened its management team with the appointments of Sunny Lowe as Chief Financial Officer, Federico Velasquez as President Peru, Sergio Gelcich as Vice President Exploration, Arun Lamba as Vice President Corporate Development, Purni Parikh as Senior Vice President Corporate Affairs, and Tom Ladner as General Counsel.

Highlander Silver Corp.

Management’s Discussion and Analysis

For the year ended September 30, 2024 and September 30, 2023

Exploration Expenditures

The Company’s accounting policies capitalize exploration and evaluation costs until such time that they are either impaired or advanced into production. The history of cumulative capitalized exploration and evaluation costs are as follows:

Alta Victoria Property		Politunche Property	Estrella	San Luis	Total
October 1, 2023	$–	$–	$254,571	$–	$254,571
Acquisitions/staking/assessments	36,722	–	–	10,623,949	10,660,671
Administrative	–	–	–	21,134	21,134
Dues & fees	17,890	–	23,403	65,295	106,588
Field equipment and related expenditures	19,993	–	26,593	39,703	86,289
Geological and related expenditures	30,383	–	154,110	137,884	322,377
Legal expenses	7,582	1,965	3,658	4,606	17,811
Personnel	118,692	17	162,383	256,899	537,991
Services	7,054	296	27,421	33,034	67,805
Travel	–	–	–	4,395	4,395
Impairments/write-downs	(238,316)	(2,278)	–	–	(240,594)
Foreign exchange translation	–	–	31,199	255,315	286,514
September 30, 2024	$–	$–	$683,338	$11,442,214	$12,125,552

	Alta Victoria Property	Politunche Property	Estrella	San Luis	Total
October 1, 2022	$3,506,341	$138,971	$3,701	$–	$3,649,013
Acquisitions/staking/assessments	86,385	29,503	44,013	–	159,901
Administrative	86,916	–	160,364	–	247,280
Dues & fees	70,917	–	–	–	70,917
Field equipment and related expenditures	31,719	6,699	5,774	–	44,192
Geological and related expenditures	279,553	8,364	4,362	–	292,279
Legal expenses	3,716	4,693	612	–	9,021
Personnel	337,285	7,563	22,853	–	367,701
Services	13,268	780	12,976	–	27,024
Impairments/write-downs	(4,412,260)	(196,399)	–	–	(4,608,659)
Foreign exchange translation	(3,840)	(174)	(84)	–	(4,098)
September 30, 2023	$–	$–	$254,571	$–	$254,571

During 2024 and 2023, the Company carried out exploration activities in the La Estrella Project, resulting in an increase of exploration investment as compared to prior years.

Selected Annual Information

The following are the main financial indicators for the periods indicated:

September 30, 2024		September 30, 2023	September 30, 2022
Expenses	$(1,935,516)	$(925,592)	$(733,899)
Loss and comprehensive loss	(2,297,918)	(5,315,988)	(736,677)
Weighted average number of common shares outstanding
- basic and diluted	67,071,265	30,423,174	30,278,734
Net loss per share
- basic and diluted	$(0.03)	$(0.17)	$(0.02)

Highlander Silver Corp.

Management’s Discussion and Analysis

For the year ended September 30, 2024 and September 30, 2023

	September 30, 2024	September 30, 2023	September 30, 2022
Total assets	$15,185,644	$518,541	$5,703,671
Total liabilities	(4,239,657)	(234,986)	(289,220)
Working capital	756,931	17,888	1,744,595

The increase in expenses in the year ended September 30, 2024 as compared to the same period in 2023 was due to increase in share-based compensation, a non-cash cost, of $630,626 (2023 – $225,314), resulting from higher amount of new stock options granted throughout the year; increase in property investigation costs of $219,365 (2023 – $nil) for the increased activities related to mineral project investigations and increase in professional fees of $645,652 (2023 – $503,259) for increased legal, accounting, audit, and management fees as a result of managing the San Luis Project since its acquisition during the year.

The decrease in loss and comprehensive loss in the year ended September 30, 2024 as compared to the same period in 2023 was mainly due to the significant reduction in the impairment write downs related to the Politunche Property and the Alta Victoria Property (2024 – $240,594; 2023: $4,608,659). The reduction was offset by the increase in expenses during the year.

Total assets increased as at September 30, 2024 compared to September 30, 2023 mainly due to the acquisition of Reliant Ventures S.A.C. for the San Luis Project of $11,442,214 (2023 – $nil) and increase in cash and cash equivalents by $2,271,192 during the year ended September 30, 2024.

Total liabilities increased as at September 30, 2024 compared to September 30, 2023 mainly due to the Contingent Consideration payable upon the commencement of an initial drilling program at the San Luis Project, as well as on the first anniversary of commencement of an initial drilling program at the San Luis Project. In addition, the Company recorded a reclamation provision for the eventual restoration and rehabilitation of the environmental disturbances caused by the exploration activities at the San Luis Project to-date.

SUMMARY OF QUARTERLY RESULTS

The following table shows results from the previous quarters:

	2024 Q4	2024 Q3	2024 Q2	2024 Q1
Loss and comprehensive loss	$(816,940)	$(179,049)	$(854,924)	$(447,005)
Net loss per share – basic and diluted	(0.01)	(0.00)	(0.01)	(0.01)

	2023 Q4	2023 Q3	2023 Q2	2023 Q1
Loss and comprehensive loss	$(4,615,543)	$(235,949)	$(230,894)	$(233,602)
Net loss per share – basic and diluted	(0.15)	(0.01)	(0.00)	(0.01)

The main activities during fiscal 2023 are related to the Company’s exploration targets, resulting in an increase in operating expenses due to the professional fees, transfer agent and filing fees. In addition, the Company had impairment losses due to the write off of the Politunche property.

The main activities during fiscal 2024 are related to the Company’s acquisition of the San Luis property and exploration targets, resulting in an increase in operating expenses due to the professional fees, transfer agent and filing fees.

Highlander Silver Corp.

Management’s Discussion and Analysis

For the year ended September 30, 2024 and September 30, 2023

Liquidity Working Capital and Capital Resources

The Company’s ability to continue as a going concern is dependent upon the successful execution of its business plan, raising additional capital and/or evaluating strategic alternatives for its mineral property interests. The Company expects to continue to obtain the necessary funds primarily through the issuance of common shares in support of its business objectives. While the Company has been successful in securing financing to date, there can be no assurances that future equity financing, debt facilities, or strategic alternatives will be available on acceptable terms to the Company or at all and, therefore, a material uncertainty exists that may cast significant doubt about the Company’s ability to continue as a going concern.

During the year ended September 30, 2024, the Company cash outflows of $1,460,697 in respect of operating activities, compared to $617,766 during the comparative 2023 period. Further, the Company had cash inflows from financing activities during the year ended September 30, 2024, of $12,192,130 primarily deriving from a private placement financing, compared to $nil during the comparative 2023 period. Lastly, the Company used $8,287,000 in cash on investing activities associated with the deferred exploration and evaluation costs of the Company’s mineral property interests and the acquisition of Reliant Ventures S.A.C., compared to $1,285,257 during the comparative 2023 period.

The Company has relied on cash from financing activities to support its operations and investments. On September 30, 2024 the Company had a working capital of $756,931 (2023 – $17,888).

On April 30, 2024, the Company completed a private placement raising $9,231,400 with funds to be used to finalize the acquisition of the San Luis Project, surface geological work and drill target definition at San Luis, and general corporate purposes. On October 30, 2023, the Company completed a private placement raising for permitting and subsequent drilling at the La Estrella Project, ongoing assessment of acquisition opportunities and for general corporate purposes. The funds have been used in accordance with the stated purposes.

Transactions with Related Parties

A number of key management personnel and Directors hold positions in other entities that result in them having control or significant influence over the financial or operating policies of these entities. There were no loans to key management personnel or Directors, or entities over which they have control or significant influence during the years ended September 30, 2024 and September 30, 2023.

Key management personnel and Directors receive no salaries, non-cash benefits (other than incentive stock options), or other remuneration directly from the Company, other than noted below, and there are no contracts with them that cannot be terminated without penalty on thirty to ninety days advance notice. Key management personnel and Directors participate in the Company’s stock option plan.

During the year ended September 30, 2024, the CEO of the Company was issued 75,000 common shares as consideration for a performance bonus, with a fair value of $46,500.

During the year ended September 30, 2024, key management of the Company were granted 1,525,000 stock options exercisable at $0.55 for a period of three years, with a fair value of $538,701.

During the year ended September 30, 2023, key management of the Company were granted 850,000 stock options exercisable at $0.42 for a period of five years, with a fair value of $156,534.

The following related parties transacted with the Company or Company controlled entities during the years ended September 30, 2024 and September 30, 2023:

a)	Stephen Brohman was the Company’s CFO during the reporting period. He is a principal of Donaldson Brohman Martin CPA Inc. (“DBM CPA”), a firm in which he has significant influence. DBM CPA provides the Company with accounting and tax services (included within professional fees).

b)	Philip Anderson was former Director, former interim CEO and General Manager of Minera CAPPEX S.A.C. He provided the Company with geological, management and administrative services. He resigned during the year ended September 30, 2023.

c)	David Fincham was appointed as the Company’s CEO effective October 2022 and continued as the Company’s CEO through the reporting period.

Highlander Silver Corp.

Management’s Discussion and Analysis

For the year ended September 30, 2024 and September 30, 2023

d)	Graeme Lyall was a Company Director during the reporting period. He has significant influence of Lyall Consult SPA. (“Lyall”). Lyall provided the Company with geological services during the reporting period.

e)	Dr. Leandro Echavarria was the Company’s VP of Exploration. He has significant influence of LE Geological Services USA. (“LE Geo”). LE Geo provided the Company with geological services during the reporting period.

The aggregate value of transactions and outstanding balances with key management personnel and Directors and entities over which they have control or significant influence were as follows:

	Transactions Year ended September 30,	Transactions Year ended September 30,	Balances Outstanding September 30,	Balances Outstanding September 30,
	2024	2023	2024	2023
DCM CPA	$115,888	$70,738	$5,250	$5,250
Philip Anderson	–	80,903	–	–
Lyall Consult CPA	29,435	45,241	349	15,379
LE Geological Services	207,630	158,569	18,245	16,200
David Fincham	220,667	239,329	21,624	78,487
	$573,620	$594,780	$45,468	$115,316

All related party balances are unsecured and are due within thirty days without interest.

Outstanding Share Data

As of the date of this MD&A, the Company had the following securities issued and outstanding:

a)	81,720,985 common shares
b)	7,195,000 stock options
c)	29,950,000 share purchase warrants

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Proposed Transactions

There are no proposed transactions as of the date of this MD&A.

Accounting Policies

Please refer to notes 2 to the Financial Statements for a complete description of the basis of presentation and the accounting policies followed, respectively.

Financial Instruments

The Company’s financial instruments consist of cash, receivables and accounts payable and accrued liabilities.

The carrying value of receivables, accounts payable and accrued liabilities approximated their fair value because of the short-term nature of these instruments.

Financial instruments measured at fair value on the consolidated statements of financial position are summarized into the following fair value hierarchy levels:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Highlander Silver Corp.

Management’s Discussion and Analysis

For the year ended September 30, 2024 and September 30, 2023

Financial Instruments Risks

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, liquidity risk and currency risk.

a)	Credit risk

The Company is exposed to credit risk by holding cash. This risk is minimized by holding the funds in Canadian banks and credit unions or with Canadian governments. The Company has minimal receivables exposure, and its various refundable credits are due from Canadian governments.

b)	Interest rate risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Fluctuations in market rates do not have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable features of its cash equivalents. For the year ended September 30, 2024, every 1% fluctuation in interest rates up or down would have had an insignificant impact on profit or loss.

c)	Liquidity risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure its expenditures will not exceed available resources.

d)	Currency risk

As at September 30, 2024, all of the Company’s cash were held either in Canadian dollars, US dollars or Peruvian Soles. The Company incurs expenditures in Canada and Peru, and as such is exposed to currency risk associated with these costs.

A change in the value of the Peruvian Soles by 10% relative to the Canadian dollar would not have a significant impact on the Company’s working capital and net loss for the year ended September 30, 2024 and September 30, 2023.

Material Accounting Estimates

The preparation of the financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenue and expenses, and the valuation of stock options and share purchase warrants. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual results may differ from these estimates.

Resource properties: The carrying value of the Company’s mineral properties are reviewed by management quarterly, or whenever events or circumstances indicate that their carrying amounts may not be recovered. Management considers potential impairment indicators including, but not limited to, changes in commodity prices, plans for the properties and the results of exploration to date.

Risk Factors

AN INVESTMENT IN THE COMMON SHARES IS SPECULATIVE IN NATURE AND INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION PRESENTED IN THIS MD&A, READERS AND PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS.

The risks discussed below also include forward-looking statements and actual results may differ substantially from those discussed in these forward-looking statements.

Highlander Silver Corp.

Management’s Discussion and Analysis

For the year ended September 30, 2024 and September 30, 2023

Ability to raise funding to continue exploration, development and mining activities

The Company does not generate operating cash flow from a producing mine and has incurred operating losses to date. The Company expects to incur operating losses in future periods due to continuing expenses associated with advancing its mineral projects, seeking new business opportunities, and general and administrative costs. The Company has relied on cash received from share issuances to fund its business activities, including planned corporate expenditures and exploration expenses. The Company’s ability to continue as a going concern is dependent upon the successful execution of its business plan and raising additional capital and/or evaluating strategic alternatives for its mineral property interests. The Company expects to continue to raise the necessary funds primarily through the issuance of common shares. While the Company has been successful in securing financing to date, there can be no assurances that future equity financing, debt facilities or strategic alternatives will be available on acceptable terms to the Company or at all, in which case the Company may need to reduce its longer-term exploration plans. These financing requirements will result in dilution of existing Company shareholders. Failure to obtain such financing may result in delay or indefinite postponement of the Company’s activities.

Global economic conditions

The unprecedented events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the mining industry, are impacted by these market conditions. Market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, could impede Highlander’s access to capital or increase the cost of capital and may adversely affect Highlander’s operations.

Highlander is also exposed to liquidity risks in meeting its operating and capital expenditure requirements in instances where its cash position is unable to be maintained or appropriate financing is unavailable. These factors may impact Highlander’s ability to obtain capital on terms favourable to it or at all. Increased market volatility may impact Highlander’s operations which could adversely affect the trading price of Highlander common shares.

Limited supplies, supply chain disruptions, and inflation

Our exploration activities require skilled personnel and a supply of other resources, such as natural gas, diesel, oil and electricity. Supply may be interrupted due to a shortage or the scarce nature of inputs. Supply might also be interrupted due to transportation and logistics associated with the remote location of some of our operations, and government restrictions or regulations which delay importation of necessary items. Global supply chains have been further affected by the current conflict between Russia and Ukraine and could be strained further by any exacerbation of this conflict. Any interruptions to the procurement and supply of resources, or the availability of skilled personnel, as well as increasing rates of inflation, could have an adverse impact on our future cash flows, earnings, results of operations, and financial condition.

Negative operating cash flow

Highlander has negative operating cash flow and may continue to have negative operating cash flow in future periods. To the extent that Highlander has negative operating cash flow, Highlander will need to continue to deploy a portion of its cash reserves to fund such negative operating cash flow. Highlander expects to continue to sustain losses in the future until it begins to generate revenue from the commercial production of its properties. There is no guarantee that Highlander will ever have commercial production or be profitable.

Uncertainty of future revenues or of a return on investment

It is difficult to evaluate Highlander’s business and future prospects. Highlander has no history of earnings, and operating losses are expected to continue for the foreseeable future. While Highlander’s Board is optimistic about Highlander’s prospects, there is no certainty that anticipated outcomes and sustainable revenue streams will be achieved. There is no assurance that Highlander common shares will provide a return on investment in the future. Highlander has no plans to pay dividends in the future.

Highlander Silver Corp.

Management’s Discussion and Analysis

For the year ended September 30, 2024 and September 30, 2023

No defined reserves with no mineral properties in production or under development

Highlander is an early exploration stage company, and its properties are in the exploration stage. Management has not defined or delineated any proven or probable reserves on any of Highlander’s properties. Mineral exploration involves significant risk and few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines. Management cannot confirm the presence of any proven or probable reserves at San Luis or La Estrella. The failure to establish proven or probable reserves could severely restrict Highlander’s ability to implement its strategies for long-term growth. In addition, the Company only has a historic mineral resource estimate at San Luis and no mineral resource estimate at La Estella. A qualified person has not done sufficient work to classify the historical estimate as current mineral resources and the Company is not treating the historical estimate as current mineral resources.

Speculative nature of mineral exploration and development

The exploration for and development of mineral deposits involves significant risk. Few properties that are explored are ultimately developed into producing mines. Substantial expenditures are required to establish mineral reserves through drilling, to develop processes to extract the mineral resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Development of Highlander’s mineral projects will only follow upon obtaining satisfactory results. There is no assurance that Highlander’s exploration activities will result in any discoveries of commercial bodies of ore, or that any of Highlander’s mineral projects will be brought into commercial production. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, accuracy of estimated size, continuity of mineralization, average grade, proximity to infrastructure, availability and cost of water and power, anticipated climatic conditions, commodity prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted but the combination of these factors may result in Highlander being unable to receive an adequate return on invested capital.

The process of mining, exploration and development also involves risks and hazards, including environmental hazards, industrial accidents, labour disputes, unusual or unexpected geological conditions or acts of nature. These risks and hazards could lead to events or circumstances, which could result in the complete loss of a project or could otherwise result in damage or impairment to, or destruction of, mineral properties and future production facilities, environmental damage, delays in exploration and development interruption, and could result in personal injury or death.

Although Highlander evaluates the risks and carries insurance policies to mitigate the risk of loss where economically feasible, not all of these risks are reasonably insurable and insurance coverages may contain limits, deductibles, exclusions and endorsements. Highlander cannot assure that its coverage will be sufficient to meet its needs. Such a loss may have a material adverse effect on Highlander. See “Uninsured Risks” below for more details.

Risks from international operations

Changes in political situations may affect the manner in which Highlander operates. The operations of Highlander are conducted in Peru, which is exposed to various levels of economic, political, currency and other risks and uncertainties. These risks and uncertainties include, but are not limited to: terrorism, hostage taking, military repression, crime, violence, more prevalent or stronger organized crime groups, political instability, corruption, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, uncertainty of the rule of law and legal system, corruption of public officials and/or courts of law, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation and mining laws, regulations and policies, restrictions on foreign exchange and repatriation, and changing political conditions and governmental regulations relating to foreign investment and the mining business. These countries have experienced political, social and economic unrest in the past and protestors have from time to time targeted foreign mining companies and their mining operations. The occurrence of mining regime changes adds uncertainties that cannot be accurately predicted and any future material adverse changes in government policies or legislation in Peru that affect foreign ownership, mineral exploration, development of mining activities and may affect Highlander’s viability.

Highlander Silver Corp.

Management’s Discussion and Analysis

For the year ended September 30, 2024 and September 30, 2023

Risk associated with an emerging and developing market

The disruptions recently experienced in the international and domestic capital markets have led to reduced liquidity and increased credit risk premiums for certain market participants and have resulted in a reduction of available financing. Companies located in countries in the emerging markets may be particularly susceptible to these disruptions and reductions in the availability of credit or increases in financing costs, which could result in them experiencing financial difficulty. In addition, the availability of credit to entities operating within the emerging and developing markets is significantly influenced by levels of investor confidence in such markets as a whole and as such any factors that impact market confidence (for example, a decrease in credit ratings, state or central bank intervention in one market or terrorist activity and conflict) could affect the price or availability of funding for entities within any of these markets.

Environmental factors

The Company conducts exploration activities in various parts of Peru. Such activities are subject to various laws, rules and regulations governing the protection of the environment, including, in some cases, posting of reclamation bonds. Extensive environmental legislation has been enacted in Peru by federal, state and municipal governments. All phases of the Company’s operations are subject to environmental regulation in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed properties and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or to preclude entirely the economic development of a property. Environmental hazards may exist on the Company’s properties, which hazards are unknown to the Company at present, which have been caused by previous or existing owners or operators of the properties. The Company is not aware of any environmental hazards on any of the properties held or formerly worked by the Company. The approval of new mines in Peru is subject to detailed review by Peruvian mining authorities and there is no assurance that such approval can be obtained. Further, under such review process, there is no assurance that regulatory and environmental approvals will be obtained on a timely basis or at all. Failure to comply with the legislation may have serious consequences. Orders may be issued requiring operations to cease or be curtailed or requiring installation of additional facilities or equipment. Violators may be required to compensate those suffering loss or damage by reason of its mining activities and may be fined if convicted of an offense under such legislation.

Peruvian mining law establishes requirements for the decommissioning, reclamation and rehabilitation of mining properties in a state of permanent closure. Such closure requirements relate to the protection and restoration of the environment and the protection of the public safety. Some former mining properties must be managed for long periods of time following closure in order to fulfill closure requirements. The costs of closure of mining properties, and, in particular, the cost of long-term management of mining properties can be substantial. By Peruvian mining law, environmental impact from past mining activities prior to the onset of present-day exploration activities are not the responsibility of the company.

Such historic mining disturbance are well documented in the DIA permitting document and will not be included in any future remediation requirement unless those same historical mine works have been further utilized or disturbed by the company.

The Company has adopted environmental practices designed to ensure that it continues to comply with or exceed all environmental regulations currently applicable to it. The Company is currently engaged in exploration with minimal environmental impact.

Community relations

Community relations may affect the Company’s business. Maintaining a positive relationship with the communities in which the Company operates is critical to continuing successful exploration and development. Community support for operations is a key component of a successful exploration or development project. As a business in the mining industry, the Company may come under pressure in the jurisdictions in which the Company explores or develops, to demonstrate that other stakeholders benefit and will continue to benefit from our commercial activities. The Company may face opposition with respect to our current and future development and exploration projects which could materially adversely affect our business, results of operations, financial condition and share price.

Highlander Silver Corp.

Management’s Discussion and Analysis

For the year ended September 30, 2024 and September 30, 2023

Permitting risk

Highlander’s mineral exploration and development activities are subject to receiving and maintaining licenses, permits and approvals (collectively, “permits”) from appropriate governmental authorities in Peru. Highlander may be unable to obtain on a timely basis or maintain in the future all necessary permits to explore and develop its properties. Delays may occur in connection with obtaining necessary renewals or permits for Highlander’s existing operations and activities, additional permits for existing or future operations or activities, or additional permits associated with new legislation. It is possible that previously issued permits may become suspended or revoked for a variety of reasons, including through government or court action. Highlander can provide no assurance that it will continue to hold or obtain, if required to, all permits necessary to develop or continue operating at any particular site, which could adversely affect its operations.

Failure to comply strictly with applicable laws, regulations and local practices may have a material adverse impact on the Company’s operations or business

While the Company seeks to fully comply with applicable laws, regulations and local practices, failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights applications and tenure could result in loss, reduction, cancellation or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. Any such loss, reduction or imposition of partners could have a material adverse impact on the Company’s operations or business. Furthermore, increasing complexity of mining laws and regulations may render the Company incapable of strict compliance.

The inherent operational risks associated with mining, exploration and development, many of which are beyond the Company’s control

The Company’s activities are subject to a high degree of risk due to factors that, in some cases, cannot be foreseen or anticipated, or controlled. These risks include, but are not limited to, tectonic or weather activity that may provoke landslides or other impacts, labour disruptions, legislative and regulatory changes, crime, the inability to obtain adequate sources of power, water, labour, suitable or adequate machinery and equipment, and expert attorneys and consultants. In addition, the Company may be unable to acquire or obtain such requirements as water rights and surface rights, which may be critical for the continued advancement of exploration, development and operational activities on its mineral concessions. These processes could generate delays and adverse decisions, however unexpected, could negatively impact project development and the Company’s prospects.

Land title risk

Although Highlander has investigated the right to explore and exploit its various properties and obtained records from government offices with respect to all the mineral claims, licenses, concessions and other rights in and to lands comprising its properties, there is no guarantee of title. Other parties may dispute the title to a property or the property may be subject to prior unregistered agreements and transfers or land claims by aboriginal, native, or indigenous peoples. The title to Highlander’s properties may be affected by undetected encumbrances or defects or governmental actions. Highlander has not conducted surveys of all of its properties and the precise area and location of claims or the properties may be challenged. Title insurance is generally not available for mineral properties. Failure by Highlander to meet its payment and other obligations pursuant to laws governing its mineral claims, licenses, concessions and other forms of land and mineral tenure could result in the loss of its material property interests which could have a material adverse effect on Highlander, which could cause a significant decline in Highlander’s stock price.

Surface rights and access risks

Mining concession licenses in Peru are separate from surface rights. Permission for surface access must be negotiated with the owners of the surface rights to the areas covered by the mining concessions and commonly involve leasing of the surface rights. In Peru surface rights are owned by private persons or communities (local communal organizations), and agreements for access must be made with the surface owners to do significant work. There can be no guarantee that the Company will be able to negotiate a satisfactory agreement with any such existing landowners/occupiers for such access, and therefore it may ne unable to carry out significant exploration work or mining activities. There are also potential risks with regard to the completion of a successful exploration program in that there is a possibility of not being able to extend the surface access agreement over part of the area of interest, or problems with obtaining an environmental permit for road construction and drilling.

Highlander Silver Corp.

Management’s Discussion and Analysis

For the year ended September 30, 2024 and September 30, 2023

Russia-Ukraine conflict

In late February 2022, Russia launched a large-scale military attack on Ukraine, which amplified global geopolitical tensions. In response to the military action by Russia, various countries, including Canada, issued broad-ranging economic sanctions against Russia. Such sanctions and any future sanctions against Russia may adversely impact, among other things, the Russian economy, which directly and indirectly affect various sectors of the economy, disrupt the global supply chain, and increase inflationary pressures. Accordingly, the actions discussed above and the potential for a wider conflict could increase financial market volatility and cause severe negative effects on regional and global economic markets, and therefore have a significant negative effect on the ability of the Company to obtain equity financing to fund additional exploration activities.

Risk of global outbreaks and contagious diseases

The risk of global outbreaks have the potential to significantly and adversely impact Highlander’s operations and business. There can be no certainty that an outbreak of infectious illness and the restrictive measures implemented to slow the spread of the virus will not materially impact Highlander’s operations or personnel. It is not possible for Highlander to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business, results of operations or ability to raise funds at this time.

Fraud and corruption

Highlander’s operations are governed by, and involve interactions with, many levels of government in Peru. Highlander is required to comply with anti-corruption and anti-bribery laws, including the Canadian Corruption of Foreign Public Officials Act, as well as similar laws in Peru. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. Highlander’s internal procedures and programs may not always be effective in ensuring that Highlander, its employees, contractors or third-party agents will comply strictly with such laws. If Highlander becomes subject to an enforcement action or in violation of such laws, this may have a material adverse effect on its reputation, result in significant penalties, fines, monitoring and investigation costs and/or sanctions imposed on it, and/or have a material adverse effect on Highlander’s operations.

Ethics and business practices

Highlander maintains and requires adherence to policies governing ethical business conduct and practices, including prohibition of illegal payments, and respect for human rights and the individual. All personnel are expected to promote a respectful and inclusive workplace environment irrespective of ethnic background, gender, age or experience. Nevertheless, there is no assurance of compliance and the Company may be subject to allegations of discriminatory practices, harassment, unethical behavior, or breach of human rights.

Highlander may in the future become subject to legal proceedings

Highlander may, from time to time, become involved in various claims, legal proceedings, regulatory investigations and complaints. Highlander cannot reasonably predict the likelihood or outcome of any actions should they arise. If Highlander is unable to resolve any such disputes favorably, it may have a material adverse effect on Highlander’s financial performance, cash flows, and results of operations. Highlander’s assets and properties may become subject to further liens, agreements, claims, or other charges as a result of such disputes. Any claim by a third party on or related to any of Highlander’s properties, especially where mineral reserves have been located, could result in Highlander losing a commercially viable property. Even if a claim is unsuccessful, it may potentially affect Highlander’s operations due to the high costs of defending against the claim. If Highlander loses a commercially viable property, such a loss could lower its future revenues, or cause Highlander to cease operations if the property represents all or a significant portion of Highlander’s mineral reserves.

Highlander’s mineral assets are located outside Canada and are held indirectly through foreign affiliates

It may be difficult if not impossible to enforce judgements obtained in Canadian courts predicted upon the civil liability provisions of the securities laws of certain provinces against substantially all of Highlander’s assets which are located outside Canada.

Highlander Silver Corp.

Management’s Discussion and Analysis

For the year ended September 30, 2024 and September 30, 2023

Commodity price risk

The price of Highlander common shares, financial results and exploration, and development and mining activities in the future may be materially adversely affected by declines in the price of silver and gold. Silver and gold prices fluctuate widely and are affected by numerous factors beyond Highlander’s control, such as the sale or purchase of metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major metals-producing and metals-consuming countries throughout the world.

Exchange rate fluctuations

Highlander reports its results in U.S. dollars, while many of Highlander’s investments, costs and revenues may be denominated in other currencies. This may result in additions to Highlander’s reported costs or reductions in Highlander’s reported revenues. Fluctuations in exchange rates between currencies in which Highlander invests, reports, or derives income may cause fluctuations in its financial results that are not necessarily related to Highlander’s underlying operations.

Joint ventures

Highlander may enter into joint venture or similar arrangements with regard to future exploration, development and production properties (including potentially Highlander’s concessions). There is a risk any future joint venture partner does not meet its obligations and Highlander may therefore suffer additional costs or other losses. It is also possible that the interests of Highlander or future joint venture partners are not aligned resulting in project delays or additional costs and losses. Highlander may have minority interests in the companies, partnerships and ventures in which it invests and may be unable to exercise control over the operations of such companies.

Property commitments

The properties held by Highlander may be subject to various land payments and/or work commitments. Failure by Highlander to meet its payment obligations or otherwise fulfill its commitments under these agreements could result in the loss of related property interests.

Infrastructure

Mineral exploration and development activities depend, to one degree or another, on adequate infrastructure. The costs, timing and complexities of developing Highlander’s projects may be greater than anticipated for certain property interest without access to reliable roads, bridges, power sources and water supply. Unusual or infrequent weather phenomena, terrorism, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Highlander’s operations, financial condition and results of operations.

Properties located in remote areas

Highlander’s exploration properties may be located in remote areas with challenging terrain, climate and access, resulting in technical challenges for conducting geological exploration. The remote location of Highlander’s operations may also result in increased costs and transportation difficulties, which could have a material adverse effect on Highlander’s business and results of operations.

Lack of availability of resources

Mining exploration requires ready access to mining equipment such as drills, and crews to operate that equipment. There can be no assurance that such resources will be available to Highlander on a timely basis or at a reasonable cost. Failure to obtain these resources when needed may result in delays in Highlander’s exploration programs.

Dependence on highly skilled personnel

Highlander’s prospects depend in part on the services of key board members, executives and other highly skilled and experienced personnel focused on managing Highlander’s interests and the advancement of its mineral projects, as well as its other interests, in addition to the identification of new opportunities for growth and funding. The loss of these persons or Highlander’s inability to attract and retain additional highly skilled employees required for Highlander’s activities may have a material adverse effect on its business or future operations. Highlander does not currently maintain “key person” life insurance on any of its key employees.

Highlander Silver Corp.

Management’s Discussion and Analysis

For the year ended September 30, 2024 and September 30, 2023

Competition

There is competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. Highlander competes with other mining companies, many of which have greater financial resources than Highlander, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel.

Significant shareholders

Each of Highlander’s significant shareholders has or will have the ability to significantly influence the outcome of corporate actions requiring shareholder approval, including the election of directors of Highlander and the approval of certain corporate transactions. Highlander’s significant shareholders’ respective interests may differ from the interests of Highlander or its other shareholders. The concentration of ownership of the Highlander common shares may also have the effect of dissuading third-party offers or delaying or preventing other possible strategic transactions of Highlander.

Reputational risk

As a result of the increased usage and the speed and global reach of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users, companies today are at much greater risk of losing control over how they are perceived in the marketplace. Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity (for example, with respect to the Company’s handling of environmental matters or the Company’s dealings with community groups), whether true or not. The Company places a great emphasis on protecting its image and reputation, but the Company does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on financial performance, cash flows and growth prospects.

Conflicts of interest

Certain of the directors and/or officers of Highlander also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations and consequently there exists the possibility for such directors and/or officers to be in a position of conflict. Any decision made by any of such directors and/or officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Highlander and Highlander shareholders. In addition, each director is required to declare and refrain from voting on any matter in which such director may have a conflict of interest in accordance with the procedures set forth in applicable corporate and other laws.

Uninsurable risks

As mentioned above, Highlander’s business is subject to a number of risks and hazards including adverse environmental conditions, industrial accidents, labour disputes, and technical difficulties due to unusual or unexpected geologic formations. Such risks could result in personal injury or death, environmental damage, damage to and destruction of the facilities, delays in exploration and development, monetary losses and legal liability. For some of these risks, Highlander maintains insurance to protect against these losses at levels consistent with industry practice. However, Highlander may not be able to maintain current levels of insurance, particularly if there is a significant increase in the cost of premiums. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production may not be generally available to Highlander or to other companies in the mining industry on acceptable terms. Highlander might also become subject to environmental liability or other hazards which may not be insured against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Highlander to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.

Highlander Silver Corp.

Management’s Discussion and Analysis

For the year ended September 30, 2024 and September 30, 2023

Information systems

Targeted attacks on Highlander’s systems (or on systems of third parties that Highlander relies on), failure or non-availability of key information technology (“IT”) systems or a breach of security measures designed to protect Highlander’s IT systems could result in disruptions to Highlander’s operations, extensive personal injury, property damage or financial or reputational risks. As the threat landscape is ever-changing, Highlander must make continuous mitigation efforts, including risk prioritized controls to protect against known and emerging threats, tools to provide automate monitoring and alerting and backup and recovery systems to restore systems and return to normal operations.

Public company obligations

Highlander is subject to evolving corporate governance and public disclosure regulations that have increased both Highlander’s compliance costs and the risk of non-compliance, which could adversely impact Highlander’s share price. Highlander is subject to changing rules and regulations promulgated by a number of governmental and self-regulated organizations, including the Canadian Securities Administrators, the Canadian Securities Exchange, and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity creating many new requirements. For example, the Canadian government proclaimed into force the Extractive Sector Transparency Measures Act on June 1, 2015, which mandates the public disclosure of payments made by mining companies to all levels of domestic and foreign governments starting in 2017 for the year ended December 31, 2016. Highlander’s efforts to comply with such legislation could result in increased general and administration expenses and a diversion of management time and attention from operating activities to compliance activities.

Internal controls provide no absolute assurances as to reliability of financial reporting and financial statement preparation, and ongoing evaluation may identify areas in need of improvement

Highlander may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and Highlander may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting. Highlander’s failure to satisfy the requirements of Canadian legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm Highlander’s business and negatively impact the trading price of the Highlander common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Highlander’s operating results or cause it to fail to meet its reporting obligations.

Highlander may fail to maintain the adequacy of its disclosure controls. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by Highlander in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to Highlander’s management, as appropriate, to allow timely decisions regarding required disclosure.

No evaluation can provide complete assurance that Highlander’s financial and disclosure controls will detect or uncover all failures of persons within Highlander to disclose material information otherwise required to be reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. The effectiveness of Highlander’s controls and procedures could also be limited by simple errors or faulty judgments.

The Company’s foreign subsidiary operations may impact its ability to fund operations efficiently, as well as the Company’s valuation and stock price

The Company conducts operations through foreign subsidiaries and substantially all of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Company’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and stock price.

Highlander Silver Corp.

Management’s Discussion and Analysis

For the year ended September 30, 2024 and September 30, 2023

Share price fluctuation

Securities markets have experienced a high degree of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations which have not necessarily been related to their operating performance, underlying asset values or prospects. Additionally, companies like Highlander often experience periods where their shares are thinly traded. There can be no assurance that these kinds of share price fluctuations or lack of liquidity will not occur in the future, and if they do occur, Highlander does not know how severe the impact may be on its ability to raise additional funds through equity issues. If Highlander is unable to obtain such additional financing, any investment in Highlander may be materially diminished in value or lost.

The value of the Company’s common shares, as well as its ability to raise equity capital, may be impacted by future issuances of shares

The Company is authorized to issue an unlimited number of Highlander common shares without par value. The Company may issue more Highlander common shares in the future. Sales of substantial amounts of Highlander common shares (including shares issuable upon the exercise of stock options), or the perception that such sales could occur, could materially adversely affect prevailing market prices for the Highlander common shares and the ability of the Company to raise equity capital in the future.

Future sales of common shares by existing shareholders

Sales of a large number of Highlander common shares in the public markets, or the potential for such sales, could decrease the trading price of the Highlander common shares and could impair the ability of the Company to raise capital through future sales of Highlander common shares.

Costs of land reclamation

It is difficult to determine the exact amounts which will be required to complete all land reclamation activities in connection with the properties in which the Company holds an interest. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, it may be necessary to revise planned expenditures and operating plans in order to fund reclamation activities. Such costs may have a material adverse impact upon the consolidated financial condition and results of operations of the Company.

Measures to protect endangered species may adversely affect the Company’s operations

Peru has a diverse and fragile ecosystems and the federal government, regional governments, politicians, community leaders, and NGOs are vigilant in the protection of endangered species. The existence or discovery of an endangered species at or near the Company’s projects may have a number of adverse consequences to the Company’s plans and operations. For instance, the presence of an endangered species could require the Company to modify its design plans and construction, to take extraordinary measures to protect the species or to cease its activities temporarily or permanently, all of which would delay the Company’s exploration activities and have an adverse economic impact on the Company, which could be material. The existence or discovery of an endangered species at one of Highlander’s projects could also ignite NGO and local community opposition to the Company’s projects, which could present further challenges to exploration and development activities.

Environmental risks and hazards

All phases of the Company’s consolidated operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, including potential loss of title, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties.

Highlander Silver Corp.

Management’s Discussion and Analysis

For the year ended September 30, 2024 and September 30, 2023

Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current environmental laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, reductions in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Changes in climate conditions

Governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, the Company expects that this may result in increased costs at some of its operations. In addition, the physical risks of climate change may also have an adverse effect on the Company’s operations. These risks include extreme weather events such as increased frequency or intensity of wildfire seasons or prolonged drought which could have the potential to disrupt the Company’s operations. Effects of climate change or extreme weather events could cause prolonged disruption to the delivery of essential commodities, which may cause the Company’s production efficiency to be reduced.

The Company can provide no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability.

Readers are cautioned that the foregoing list of risks, uncertainties and other factors is not exhaustive.

Management’s Responsibility over Financial Information

The Company’s management is responsible for presentation and preparation of the quarterly and annual consolidated financial statements and the MD&A. These financial statements have been prepared in accordance with IFRS.

The quarterly and annual consolidated financial statements and information in the MD&A necessarily include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the consolidated financial information we must interpret the requirements described above, make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

Legal Proceedings

As at the date of this document, there were no legal proceedings against or by the Company.

Qualified Person

The scientific and technical information contained in this document has been reviewed and approved by Sergio Gelcich, who is a “Qualified Person” as defined in NI 43- 101. The scientific and technical information in this presentation related to San Luis is derived from the technical report prepared for SSR Mining Inc. titled “Technical Report for the San Luis Feasibility Study, Ancash Department Peru” with an effective date of June 4, 2010, prepared by Mine and Quarry Engineering Services, Inc., RR Engineering, Milne & Associates, Resource Modeling Inc, Resource Evaluation Inc., and Montgomery Watson Harzag Americas Inc. (the “San Luis Technical Report”). The historical San Luis mineral resource estimate disclosed herein is comprised of measured mineral resources of 61,000 oz Au grading 34.3 g/t Au and 1.35m oz Ag grading 757.6 g/t Ag, and indicated mineral resources of 287,000 Au grading 20.8 g/t Au and 7.66m oz Ag grading 555 g/t Ag. The scientific and technical information in this presentation related to La Estrella was based upon the Company’s news releases dated July 11, 2023, and July 17, 2023, which disclosure was approved by Graeme Lyall, a QP under NI 43-101, who was, at the time of such news releases, a Director of the Company.